MRU ABS II LLC

590 Madison Avenue, 13th Floor, Suite 200

New York, New York 10022

April 29, 2008

BY EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Re:	MRU ABS IILLC

Registration Statement on Form S-3/A

Registration No. 333-149789

Ladies and Gentlemen:

MRU ABS II LLC (the “Registrant”) hereby requests that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement referred to above be accelerated so that it will be declared effective as of 10:00 a.m. on May 1, 2008, or as soon thereafter as practicable.

In connection with such request, the Registrant hereby acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Richard Fried at (212) 806-6047 of Stroock & Stroock & Lavan LLP, as soon as possible as to the time Pre-Effective Amendment No. 1 to the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

MRU ABS II LLC

By: /s/ Jonathan A. Coblentz

Name:	Jonathan A. Coblentz
Title:	Treasurer